David T. Morgan Senior Vice President & Chief Accounting Officer International Game Technology PLC 10 Finsbury Square, Third Floor London EC2A 1AF United Kingdom VIA EDGAR December 23, 2024 Division of Corporation Finance Office of Trade & Services United States Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Re: International Game Technology PLC Form 20-F for Fiscal Year Ended December 31, 2023 Form 6-K dated November 12, 2024 File No. 001-36906 Ladies & Gentlemen: We are responding to your comment letter dated December 17, 2024 to Massimiliano Chiara, Executive Vice President and Chief Financial Officer, Executive Director of International Game Technology PLC (“IGT” or the “Company”) related to the above referenced Form 6-K. For ease of reference, we have reproduced your comments in bold text preceding our response. Form 6-K dated November 12, 2024 Exhibit 99.1 Third Quarter 2024 Financial Highlights, page 3 1. You discuss the changes in adjusted EBITDA and adjusted EBITDA margin in this section and in the "Nine Months Ended September 30, 2024 Financial Highlights" below without a discussion of the changes in their most directly comparable GAAP measures. Please revise your disclosure to also discuss the changes in net income and net income as a percentage of total revenue over the reporting periods. Refer to Item 100(a) of Regulation G. Response: We acknowledge the Staff’s comment and respectfully submit that in future filings the Company will revise its disclosures to ensure that when presenting information on adjusted EBITDA and adjusted EBITDA margin, we will also include disclosure and discussion of the changes in net income and net income as a percentage of total revenue over the reporting periods. Should you have any questions or further comments regarding this matter, please do not hesitate to contact the undersigned at (401) 392-5381. International Game Technology PLC

/s/ David T. Morgan David T. Morgan Senior Vice President & Chief Accounting Officer cc: Massimiliano Chiara, Executive Vice President & Chief Financial Officer, Executive Director - International Game Technology PLC Audit Committee of the International Game Technology PLC Board of Directors Kevin Twomey, Partner - PricewaterhouseCoopers LLP